SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                           Ryanair Holdings plc


Ryanair wishes to clarify statements taken out of context by some media reports following a new route press conference this morning in Dublin, as to whether Ryanair would increase its Offer.

Ryanair's Offer is an excellent Offer and the Board has not considered any increase in the Offer for Aer Lingus and therefore any increase cannot be ruled in or ruled out.

Ends.                                      Wednesday, 18th October 2006


Enquiries:

Ryanair                                    Telephone: +353 1 812 1212
Howard Millar

Davy Corporate Finance                     Telephone: +353 1 679 6363
(Financial Adviser to Ryanair)
Hugh McCutcheon
Eugenee Mulhern

Morgan Stanley                             Telephone: +44 20 74255000
(Financial Adviser to Ryanair)
Gavin MacDonald
Colm Donlon
Adrian Doyle

Murray Consultants                         Telephone: +353 1 498 0300
(Public Relations Advisers to Ryanair)     Telephone: +353 86 255 8400
Jim Milton

Pauline McAlester                          Telephone: +353 87 255 8300
Mark Brennock                              Telephone: +353 87 233 5923


Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Morgan Stanley is acting exclusively for Ryanair and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

The directors of Ryanair accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Terms defined in the announcement issued by Ryanair on 5 October, 2006 have the same meaning in this announcement.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 October, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director